ADURO CLEAN TECHNOLOGIES INC.

542 Newbold Street

London, ON N6E 2S5

Telephone: 226.784.8889

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of shareholders of Aduro Clean Technologies Inc. (the "Company") will be held on Friday, October 17, 2025 via Teams, at the hour of 11:00 a.m. (Eastern time) for the following purposes:

1. the financial statements of the Company for the fiscal year ended May 31, 2025, together with the auditor's report thereon, will be submitted to the Meeting. Receipt at the Meeting of the financial statements and auditor's report will not constitute approval or disapproval of any matters referred to therein;

2. to set the number of directors of the Company at five (5);

3. to elect Ofer Vicus, James Scott, Peter Kampian, W. Marcus Trygstad and Marie Grönborg as directors of the Company;

4. to re-appoint De Visser Gray LLP, Chartered Professional Accountants, as the auditors of the Company for the fiscal year ending May 31, 2026 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending May 31, 2026; and

5. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company's board of directors has fixed September 10, 2025 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting by Teams. To access the Meeting by Teams, please join via the following link: http://adurocleantech.com/f/2025agm-webinar.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing, that holds your securities on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 17th day of September, 2025.

By Order of the Board of Directors of

ADURO CLEAN TECHNOLOGIES INC.

"Ofer Vicus"

Ofer Vicus

Chief Executive Officer, Executive Chair

and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE

COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF PROXY AND PROMPTLY RETURN IT IN

THE ENVELOPE PROVIDED.